Issuer Free Writing Prospectus
Dated October 28, 2009
Filed Pursuant to Rule 433
Supplementing the Prospectus
dated May 9, 2008
Registration No. 333-150767
J.P. Morgan
Sole Book-Running Manager

SunTrust Robinson Humphrey
Lead Manager

Robert W. Baird & Co.		Keefe, Bruyette & Woods
William Blair & Company
     The pricing terms of the common stock offering of PrivateBancorp, Inc. (the “Issuer”) are as follows:
19,324,051 SHARES OF COMMON STOCK OF PRIVATEBANCORP, INC.

Issuer:	PrivateBancorp, Inc. (the “Issuer”)

Symbol:	PVTB

Shares offered:	19,324,051 (excluding option to purchase 2,898,607 additional shares of the Issuer’s common stock)

Price to public:	$8.50 per share

Net proceeds (after underwriting discounts but before offering expenses):	$158 million (excluding option to purchase up to 2,898,607 additional shares of the Issuer’s common stock)

Closing date:	November 2, 2009

     Of the $164.3 million of common stock to be sold by the Issuer in the offering, approximately $35.3 million will be sold to certain funds managed by GTCR Golder Rauner II, L.L.C. (with the managed funds, “GTCR”). In addition, GTCR and the Issuer have agreed that, pursuant to the Preemptive and Registration Rights Agreement to which they are party, GTCR’s preemptive rights entitle it to purchase up to approximately $10.7 million of non-voting common stock of the Issuer (based on the aggregate public offering amount less the amount being purchased by GTCR in the public offering and assuming no exercise by the underwriters of their option to purchase additional shares) at the public offering price of $8.50 less the underwriting discount of $0.425 per share. Accordingly, the Issuer will sell to GTCR in a contemporaneous private placement, on the closing date of the offering, 1,330,720 shares of the Issuer’s nonvoting common stock at a price per share of $8.075. As of the date hereof, GTCR beneficially owns approximately 8.4% of the Issuer’s common equity. Collin E. Roche, a principal of GTCR, is a member of the Issuer’s Board of Directors. The total gross proceeds from the public offering and the contemporaneous private placement will be approximately $175 million, and the total net proceeds to the company from the public offering and the contemporaneous private placement (after underwriting discounts but before offering expenses) will be approximately $169 million.
     The Issuer has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send to you the prospectus if you request it by calling toll-free 1-866-430-0686.
     The shares of common stock and non-voting common stock of the Issuer are not deposits or obligations of a bank or savings association and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any governmental agency.
     Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.